UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on real state receivables certificates

—

Rio de Janeiro, November 16, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 10/31/2022, informs that it concluded the bookbuilding procedure for the issue of real estate receivables certificates (CRI), in up to 3 (three) series, as part of the 1st (first), 2nd (second) and 3rd (third) series of the 67th (sixty-seventh) issue of Opea Securitizadora S.A. (Securitizadora), backed by book-entry commercial notes of the Company's 2nd issue (Emissão), without collateral and fiduciary guarantees, for private placement, pursuant to the terms of Comissão de Valores Mobiliários (CVM) Instruction No. 400, CVM Resolution No. 60 and other applicable legal and regulatory provisions, resulting in the issuance of 3 (three) series for a total amount of R$ 1,514,971.00 (one billion, five hundred and fourteen thousand, nine hundred and seventy-one reais).

The table below presents a summary containing the final conditions obtained and the allocation of the CRIs among the series of the issue:

Series	1st series	2nd series	3rd series
Type	CRI	CRI	CRI
Maturity	April 11, 2030	November 11, 2032	November 12, 2037
Final Rate (after bookbuilding)	IPCA + 6.20% p.y.	IPCA + 6.25% p.y.	IPCA + 6.40% p.y.
Allocated Amount	BRL 790,865,00	BRL 331,431.00	BRL 392,675.00

The offering will only begin after (i) the requirements set forth in the offering documents have been met; (ii) the CVM grants registration of the offering; (iii) the disclosure of the commencement announcement; and (iv) the final prospectus is made available to investors, pursuant to CVM Instruction 400.

The final settlement of the operation is expected to occur on 12/05/2022, according to the schedule provided in the offer document.

This communication to the market is exclusively informative, in accordance with the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as a sales and/or disclosure material of the Commercial Notes and/or of the CRI offering.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer